November 17, 2006

Robert Steele
Chief Executive Officer
Quintek Technologies, Inc.
17951 Lyons Circle
Huntington Beach, CA 92647

Re: Quintek Technologies, Inc.
         Registration Statement on Form SB-2
         Registration No. 333-138301
         Filed on October 30, 2006

Dear Mr. Steele:

        This is to advise you that we have performed a limited review of the above registration statement and have the following comments. We will not conduct any further review of the registration statement, except for any amendments you file in response to our comments.

General

1.   Given the nature and size of the transaction being registered, please advise us of your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

2.   In connection with your analysis regarding whether the resale by the selling stockholders should be considered an indirect primary offering, please provide the following information in tabular form:

   * all cash payments made or to be made to the selling stockholders, any affiliate of the selling stockholders, or any person with whom the selling stockholders has a contractual relationship regarding the transaction (including any payments made to "finders" or "placement agents") with footnote disclosure of the terms of each such payment; and

   * all discounts received or to be received by the selling stockholders, any affiliate of the selling stockholders, or any person with whom the selling stockholders has a contractual relationship regarding the transaction, including any discounts to market should payments on the convertible debentures be made in securities or any discounts

to market in the exercise price of any warrants or options with footnote disclosure of the terms of each such discount; and

- the dollar value of the common stock underlying the convertible debentures that are registered for resale.

In addition, please provide the following information in tabular form:

- the total proceeds you received from the each of the selling stockholders from the sale of the convertible debentures;

- all cash payments that are included in the table described above; and

- the resulting net proceeds you received.

3. Please provide in tabular form all prior securities transactions between you and each of the selling stockholders, any affiliate of the selling stockholders, or any person with whom the selling stockholders has a contractual relationship regarding the transaction (or any predecessors of those persons). The table should include the following information for each transaction:

- the number of shares of the class of securities subject to the transaction that were authorized prior to the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

- the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction:

- the percentage of total issued and outstanding securities that were issued in the transaction (assuming full issuance);

- the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

- the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

4. Please provide an analysis comparing the number of shares underlying the convertible debt and warrants held by the selling stockholders that are registered for resale to the number of outstanding shares held by persons other than the shares registered in this offering and shares held by :

- affiliates of the selling stockholders;

- any person with whom the selling stockholders has a contractual relationship regarding the transaction, including any payments made to finders or placement agents; and

- affiliates of the issuer.

The calculation should not include any securities underlying any outstanding convertible securities, options or warrants.

5.   We note that you have comments outstanding from our review of the company's Form 10-KSB for the year ended June 30, 2004. We will need to clear these comments before the Form SB-2 can be brought effective.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

    You may contact Eric McPhee at (202) 551-3693 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Owen Pinkerton at (202) 551-3694 or the undersigned at (202) 551-3780 with any other questions.

                                                    Sincerely,

                                                    Elaine Wolff
                                                    Branch Chief

cc: Gregory Sichenzia, Esq. (*via facsimile*)
        Sichenzia Ross Friedman Ference LLP